

February 18, 2011

Andrew Chien
Chief Executive Officer
USChina Venture I, Inc.
USChina Venture II, Inc.
665 Ellsworth Avenue
New Haven, CT 06511

> **Re: USChina Venture I, Inc.**
> **Registration Statement on Form 10-12G**
> **Filed January 24, 2011**
> **File No. 000-54255**
>
> **USChina Venture II, Inc.**
> **Registration Statement on Form 10-12G**
> **Filed January 24, 2011**
> **File No. 000-54256**

Dear Mr. Chien:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1.   Please note that the Form 10 goes effective 60 days after the date it was filed pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934. After that date, you will be subject to the reporting requirements under Section 13(a) of the Securities Exchange Act

of 1934. In addition, we will continue to review your fling until all of our comments have been addressed.

Risk Factors, page six

"Even the Compay will consummate a business combination, the combination may only take one," page seven

2.   Please revise to clarify this risk factor and heading.

"Management has no prior experience as directors or officers of a development stage public company fully for merger purpose," page seven

3.   Please revise to clarify this risk factor and heading, and reconcile with the experience of your only officer and director noted throughout the rest of your registration statement.

"We will be deemed a blank check company under rule 419…," page 10

4.   Please revise to clarify the meaning of the last sentence in this risk factor's discussion.

Management's Discussion & Analysis or Plan of Operation, page 13

5.   We note your statements on page 14 that you may consider an acquisition of a developing stage company in need of additional funding, or an established business which may be experiencing financial or operating difficulties and is in need of additional capital. Please revise to clarify how this applies to you in light of the disclosure throughout the rest of your registration statement indicating that, for example, you have "zero cash and nothing of asset," and your auditor has expressed substantial doubt over your ability to continue as a going concern, as you disclose on page two.

Item 10. Recent Sales of Unregistered Securities, page 19

6.   Please revise to include the value of the consideration assigned to the services rendered by Mr. Chien in return for the issuance of 25,000,000 shares of your common stock. Refer to Item 701(c) of Regulation S-K.

USChina Venture I

7.   Please revise the consent letter of the independent registered public accounting firm, Kenne Ruan, CPA to identify the Company as USChina Venture I, Inc. rather than as FangXing Holding Inc. Also, please revise the date of the report referenced in the consent so that it corresponds with the date on the auditor's report and the date appearing underneath the signature line.

<u>USChina Venture II</u>

8.   Please revise the date of the report referenced in the consent letter of the independent registered public accounting firm, Kenne Ruan, CPA so that it corresponds with the date on the auditor's report and correct the date underneath the signature line.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Joseph Cascarano, Staff Accountant, at (202) 551-3376, or Robert Littlepage, Branch Chief, at (202) 551-3361, if you have questions regarding comments on the financial statements and related matters. You may contact John Zitko, Staff Attorney, at (202) 551-3399, Paul Fischer, Attorney-Adviser, at (202) 551-3415, or me, at (202) 551-3810 with any questions.

Sincerely,

Larry Spirgel
Assistant Director